DigiCurve, Inc.
                     2764 Lake Sahara Drive, Suite 111
                          Las Vegas, NV 89117
            Telephone: (702) 851-5424 / Fax: (702) 838-5130
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January 20, 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  DigiCurve, Inc. - Registration Statement on Form SB-2 Filed December 19,
                       2005
     File No. 333-130471

To Whom It Concerns;

We appreciate your prompt consideration of our Company's recent SB-2 filing and the comments thereon. With respect to your comment letter to us dated January 6, 2006, we have made the requisite changes to our registration statement, and offer the following in response to your comments:

1. Language to the effect that I am the principal accounting officer has been added to the signature areas as appropriate.

2. The accountants' consent letter has been updated, and the filing date of January 20, 2006 has been added to the amended registration statement in the first paragraph and where also needed.

Due to the straight-forwardness of your comments and relative ease in finding the requisite changes in the Company's amended Form SB-2, we will not be providing "red-lined" versions of our recent amended filing.

We will most likely be requesting an acceleration of the effective date of our registration statement after you have had an adequate time to review and accept the changes.

Thank you again for your assistance.

Sincerely,

DigiCurve, Inc.

/s/ John Paul Erickson

John Paul Erickson
President